EXHIBIT 4.12

Lease Agreement

Party A:	Lishui Yonglian Startup Services Co., Ltd.

Party B:	Zhejiang CN Energy Technology Development Co., Ltd.

According to the Civil Code of the People's Republic of China and the relevant laws and regulations on housing management and leasing, and on the basis of mutual consensus, Party A and Party B reach the following agreement regarding the lease of the following houses:

1. Party A leases Building 2-B, Room 207, No. 268 Shiniu Road, Nanming Mountain Street, Liandu District, Lishui City, Zhejiang Province, to Party B. The area of the leased property is determined to be 30 square meters upon approval by both parties, and the leased property shall only be used for office purposes within the scope of business. Without Party A's written consent, Party B shall not change the purpose of the lease during the lease term.

2. After company registration, Party B shall provide Party A with copies of business license, legal person ID card, business license of legal person shareholder and ID card of natural person shareholder, so that Party A can establish business files and management. At the same time, Party B shall comply with the relevant regulations of the labor, tax and other departments and fulfill its due obligations on time. If Party B fails to provide relevant materials or violates relevant regulations, Party A will terminate the contract, and report to the Industrial and Commercial Bureau, and the annual inspection will not pass the next year.

3.  Party A may provide Party B with business registration, investment and financing services, various management training, patent application, entrepreneurship mentor, scientific and technological project application, free talent recruitment and other services.

4. If Party B wants to renew the lease, it must notify Party A one month before the contract expires and go through the renewal procedures. If the lease is not renewed, Party B shall complete the address change procedures for industry and commerce and tax affairs within 10 days prior to the expiration of the contract. If Party B fails to complete the formalities on time, Party B shall be responsible for the liabilities and consequences arising therefrom.

5. The lease term under this agreement shall be from September 1, 2023 to August 31, 2024. A separate agreement shall be signed on rent, property fee and payment terms.

Party A: Lishui Yonglian Startup Services Co., Ltd.

Legal Representative:

Address: No. 268 Shiniu Road, Nanming Mountain Street, Liandu District, Lishui City, Zhejiang Province.

Telephone: 0578-2862181

Cell phone: 15657475241

Party B: Zhejiang CN Energy Technology Development Co., Ltd.

Legal Representative:

Address: Building 2-B, Room 207, No. 268 Shiniu Road, Nanming Mountain Street, Liandu District, Lishui City, Zhejiang Province

Telephone:

Cell phone: 13958089800

September 1, 2023

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